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                                                                    EXHIBIT 12
                                    IES UTILITIES INC.
                         COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

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                                                                                  Twelve Months
                                               Year Ended December 31,                Ended
                               1990       1991       1992       1993       1994  March 31, 1995
                   (in thousands, except ratio of earnings to fixed charges)

Net income                  $  45,969  $  47,563  $  45,291  $  67,970  $  61,210  $ 52,427

Federal and state
   income taxes                22,364     23,494     20,723     37,963     37,966    32,429

      Net income before
         income taxes          68,333     71,057     66,014    105,933     99,176    84,856

Interest on long-term debt     28,853     31,171     35,689     34,926     37,942    37,772

Other interest                  4,704      5,595      3,939      5,243      3,630     3,730

Estimated interest
   component of rents           7,936      6,594      4,567      3,729      3,970     3,773

Fixed charges as defined       41,493     43,360     44,195     43,898     45,542    45,275

Earnings as defined         $ 109,826  $ 114,417  $ 110,209  $ 149,831  $ 144,718 $ 130,131

Ratio of earnings to fixed
   charges (unaudited)           2.65       2.64       2.49       3.41       3.18      2.87


For the purposes of computation of these ratios (a) earnings have been calculated by adding fixed charges and federal and state income taxes to net income; (b) fixed charges consist of interest (including amortization of debt expense, premium and discount) on long-term and other debt and the estimated interest component of rents.

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